FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2007

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street

Braamfontein

Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X -------	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X -------

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited’s Annual General Meeting: Chairman’s Statement, dated March 5, 2007, furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

AGM : CHAIRMAN STATEMENT

We reported our results for the December quarter on the 1st of February and it was pleasing to note the improved operating results for the business and the reported earnings per share of 13c in the quarter.

We indicated then that we expected the underlying earnings in the coming quarter to improve compared to the December quarter excluding the unpredictable fair value adjustments. We continue to believe that we will be able to do this.

Our Fine Paper business is experiencing strong demand and industry operating rates for coated fine paper in Europe and the United States are at very high levels, but margins are still under pressure.

In Europe, the key to our profitability is an increase in paper prices which have been declining for six years in defiance of substantial cost increases in chemicals, energy and fibre. In December we announced price increases in Europe, and as far as we can tell, all our major competitors have now announced increases as well, although some, notably one competitor, have delayed the increase until March. We are maintaining the higher prices but in the short-term it is having some effect on volumes. We are confident that by the end of the first calendar quarter, prices in Europe will have risen by about €40 a ton, but this is not sufficient to fully offset cost inflation. Significant progress has been made on achieving cost reductions which are aimed to reduce our cost on the average of the 2005 cost base by €175-million a year and this is on track for completion by September. However, most of the cost reductions have been offset by price rises in wood, energy and fibre; further price increases are therefore essential to restore reasonable margins.

In North America, we have stabilized the business and we are now back to the excellent customer service levels which we offered previously. There are significant opportunities to eliminate costs by streamlining our logistics chain and also by generating and producing new products in the market and Sappi North America can now focus on these issues.

Our South African business is benefiting from buoyant containerboard and pulp prices, improved operations at Saiccor, a slow but steady improvement in the operating conditions in Sappi Kraft and the weaker rand. The expansion of Saiccor is well underway and is expected to come on stream by the middle of next year which will add significant new profit opportunities and cost reductions for that business. Much improved margins can be expected from this business.

During the last six months, there have been significant management changes in the group as various senior executives have reached retirement age. The new management teams are beginning to settle down in South Africa and we will benefit from fresh eyes on old challenges. We are confident that they will find new opportunities to improve the business. In Europe, Berry Wiersum joined the group in January and will take over from Wolfgang Pfarl as CEO of Europe when Wolfgang retires at the end of March. Berry is actively engaged in the transition period and focused on improving the revenue line of our European business. In the US, the management team has stabilized and we are focusing in the quarters ahead on reducing costs and growing our market share back slowly. Finally, the new CEO of Sappi Trading, Wayne Rau, will take over that business at the end of March when Hugh Martin retires.

We are positive about the outlook for the business and expect the changes we have made will continue to show steady improvement in operating performance.

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2007

SAPPI LIMITED,

by	/s/ D.J. O’Connor
Name: D.J. O’Connor Title: Group Secretary